SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2017

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Banco Santander, S.A.

Item

1	Material Fact dated April 18, 2017

Item 1

MATERIAL FACT

Further to the material fact notified earlier today, Banco Santander, S.A. (“Banco Santander” or the “Bank”) informs that, following completion of the accelerated bookbuilding process, the final terms and conditions of the issue of perpetual preferred securities contingently convertible into newly issued ordinary shares of Banco Santander (the “Issue” and the “PCCS”) have been approved.

The PCCS will be issued at par and its remuneration, whose payment is subject to certain conditions and to the discretion of the Bank, has been set at 6.75% on an annual basis for the first five years. After that, it will be reviewed by applying a margin of 680.3 basis points on the Euro five-year Mid-Swap Rate. The final amount of the Issue has been EUR 750,000,000.

Banco Santander will request the European Central Bank to qualify the PCCS as additional tier 1 under the European Regulation 575/2013. The PCCS are perpetual although they may be called under certain circumstances and would be converted into newly issued ordinary shares of Banco Santander if the common equity Tier 1 ratio (CET1) of the Bank or its consolidated group, calculated in accordance with European Regulation 575/2013, were to fall below 5.125%. The CET1 of the Group (phased-in) was, as of 31 December 2016, of 12.534%, and the proforma ratio after the issue would be of 12.661%. An application will be made for the PCCS to be admitted to trading on the Global Exchange Market of the Irish Stock Exchange.

The Issue is targeted only at qualified investors.

Boadilla del Monte (Madrid), 18 April 2017

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: April 18, 2017	By:	/s/ José García Cantera
		Name:	José García Cantera
		Title:	Chief Financial Officer